

February 27, 2023

Alex Wu
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing, 100024, The People's Republic of China

      Re: NaaS Technology Inc.
          Shell Company Report on Form 20-F
          Response Dated February 14, 2023
          File No. 001-38235

Dear Alex Wu:

We have reviewed your February 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

Shell Company Report on Form 20-F Filed June 16, 2022

Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Loss, page F-49

1.   We note your response to comment 3. It appears your basis for reclassifying "excess" incentives from negative revenue to selling and marketing expenses is that IFRS 15 does not explicitly address the presentation of negative revenue, the TRG did not provide application guidance when asked, and IFRIC similarly did not address this topic. However, IFRS 15.70 requires consideration payable to a customer to be accounted for as a reduction of the transaction price and, therefore, of revenue (unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the

entity). You state that the purpose of incentives is to "encourage user engagement." This does not appear to be consideration payable for a distinct good or service from the customer. IFRS 15 does not limit the extent to which incentives should reduce recorded revenues for a transaction. Therefore, we believe you should revise to report incentives that were reclassified as selling and marketing expenses as a reduction of the transaction price (i.e., a reduction of revenue). Refer to IFRS 15.70 and 15.72.

 You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services